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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

METHODE ELECTRONICS, INC.

(Name of Issuer)

CLASS B COMMON STOCK, $.50 PAR VALUE

(Title of Class of Securities)

59152010

(Cusip Number)

JAMES W. MCGINLEY
AS CO-TRUSTEE OF THE WILLIAM J. MCGINLEY MARITAL TRUST NO.1
C/O DENNIS M. WILSON
PIPER RUDNICK
203 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312.368.4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 7, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59152010	13D	Page 2 of 16

1.	Name of Reporting Person: James W. McGinley as Co-Trustee of the William J. McGinley Marital Trust No.1		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐
N/A

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Illinois

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 87,277 shares of Class B Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.0%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 59152010	13D	Page 3 of 16

1.	Name of Reporting Person: James W. McGinley as Co-Trustee of the William J. McGinley Marital Trust No.2		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐
N/A

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Illinois

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 793,624 shares of Class B Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 73.0%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 59152010	13D	Page 4 of 16

1.	Name of Reporting Person:
	James W. McGinley, individually, as Special Fiduciary and Beneficiary under the William J. McGinley Marital Trust No.1 and No.2 and as Co-Trustee and Beneficiary under the Jane R. McGinley Trust dated September 18, 2001.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐
N/A

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 891,171

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 891,171

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 891,171 shares of Class B Common Stock (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☒
James W. McGinley specifically disclaims beneficial ownership of all shares owned by the other filers of this Schedule other than in their respective capacities as Special Fiduciary and Beneficiary under the William J. McGinley Marital Trust No.1 and No.2 and Co-Trustee and Beneficiary under the Jane R. McGinley Trust dated September 18, 2001.

13.	Percent of Class Represented by Amount in Row (11): 82.0%

14.	Type of Reporting Person (See Instructions): IN

(1)	Includes 880,901 shares held by the William J. McGinley Marital Trust No.1 and No.2, 10,002 shares held by the Jane R. McGinley Trust dated September 18, 2001 and 268 shares held by James W. McGinley’s spouse, Valerie A. McGinley.

CUSIP No. 59152010	13D	Page 5 of 16

1.	Name of Reporting Person:
	Robert R. McGinley, individually, as Special Fiduciary and Beneficiary under the William J. McGinley Marital Trust No.1 and No.2 and as Co-Trustee and Beneficiary under the Jane R. McGinley Trust dated September 18, 2001.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐
N/A

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 23,308

		8.	Shared Voting Power: 890,903

		9.	Sole Dispositive Power: 23,308

		10.	Shared Dispositive Power: 890,903

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 914,211 shares of Class B Common Stock (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☒
Robert R. McGinley specifically disclaims beneficial ownership of all shares by the other filers of this Schedule other than in their respective capacities as Special Fiduciary and Beneficiary under the William J. McGinley Marital Trust No.1 and No.2 and Co-Trustee and Beneficiary under the James R. McGinley Trust dated September 18, 2001.

13.	Percent of Class Represented by Amount in Row (11): 84.1%

14.	Type of Reporting Person (See Instructions): IN

(1)	Includes 880,901 shares held by the William J. McGinley Marital Trust No.1 and No.2, 10,002 shares held by the Jane R. McGinley Trust dated September 18, 2001, and 23,308 shares in which he holds sole voting and dispositive power.

CUSIP No. 59152010	13D	Page 6 of 16

1.	Name of Reporting Person:
	Margaret J. McGinley, individually, as Special Fiduciary and Beneficiary under the William J. McGinley Marital Trust No.1 and No.2 and as Co-Trustee and Beneficiary under the Jane R. McGinley Trust dated September 18, 2001.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐
N/A

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 17,281

		8.	Shared Voting Power: 890,903

		9.	Sole Dispositive Power: 17,281

		10.	Shared Dispositive Power: 890,903

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 908,184 shares of Class B Common Stock (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☒
Margaret J. McGinley specifically disclaims beneficial ownership of all shares by the other filers of this Schedule other than in their respective capacities as Special Fiduciary and Beneficiary under the William J. McGinley Marital Trust No.1 and No.2 and Co-Trustee and Beneficiary under the Jane R. McGinley Trust dated September 18, 2001.

13.	Percent of Class Represented by Amount in Row (11): 83.5%

14.	Type of Reporting Person (See Instructions): IN

(1)	Includes 880,901 shares held by the William J. McGinley Marital Trust No.1 and No.2, 10,002 shares held by the Jane R. McGinley Trust dated September 18, 2001, and 17,281 shares in which he holds sole voting and dispositive power.

CUSIP No. 59152010	13D	Page 7 of 16

1.	Name of Reporting Person: Richard James Roberts, individually and as Special Fiduciary under the William J. McGinley Marital Trust No.1 and No.2		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐
N/A

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 36,900

		8.	Shared Voting Power: 880,901

		9.	Sole Dispositive Power: 36,900

		10.	Shared Dispositive Power: 880,901

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 39,750 shares of Class A Common Stock (1) 880,901 shares of Class B Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☒
Richard James Roberts specifically disclaims beneficial ownership of all shares owned by the other filers of this Schedule other than in their respective capacities as Special Fiduciary and Beneficiary under the William J. McGinley Marital Trust No.1 and No.2 and Co-Trustee and Beneficiary under the Jane R. McGinley Trust dated September 18, 2001.

13.	Percent of Class Represented by Amount in Row (11): 81.0%

14.	Type of Reporting Person (See Instructions): IN

(1)	Includes 36,900 shares in which he holds sole voting and dispositive power, and 2,850 shares held by his sons.

(2)	Includes 880,901 shares held by the William J. McGinley Marital Trust No.1 and No.2.

CUSIP No. 59152010	13D	Page 8 of 16

1.	Name of Reporting Person: Manish Chandravaden Shah, individually and as Special Fiduciary under the William J. McGinley Marital Trust No.1 and No.2		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐
N/A

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 880,901

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 880,901

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 880,901 shares of Class B Common Stock (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☒
Manish Chandravaden Shah specifically disclaims beneficial ownership of all shares owned by the other filers of this Schedule other than in their respective capacities as Special Fiduciary and Beneficiary under the William J. McGinley Marital Trust No.1 and No.2 and Co-Trustee and Beneficiary under the Jane R. McGinley Trust dated September 18, 2001.

13.	Percent of Class Represented by Amount in Row (11): 81.0%

14.	Type of Reporting Person (See Instructions): IN

(1)	Includes 880,901 shares held by the William J. McGinley Marital Trust No.1 and No.2.

CUSIP No. 59152010	13D	Page 9 of 16

1.	Name of Reporting Person: Roy M. Van Cleave, individually and as Special Fiduciary under the William J. McGinley Marital Trust No. 1 and No.2		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐
N/A

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 5,000

		8.	Shared Voting Power: 880,901

		9.	Sole Dispositive Power: 5,000

		10.	Shared Dispositive Power: 880,901

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,000 shares of Class A Common Stock (1) 880,901 shares of Class B Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☒
Roy M. Van Cleave specifically disclaims beneficial ownership of all shares owned by the other filers of this Schedule other than in their respective capacities as Special Fiduciary and Beneficiary under the William J. McGinley Marital Trust No.1 and No.2 and Co-Trustee and Beneficiary under the Jane R. McGinley Trust dated September 18, 2001.

13.	Percent of Class Represented by Amount in Row (11): 81.0%

14.	Type of Reporting Person (See Instructions): IN

(1)	Includes 5,000 shares purchased in January of 2003 pursuant to the exercise of certain options, in which he holds sole voting and dispositive power.

(2)	Includes 880,901 shares held by the William J. McGinley Marital Trust No.1 and No.2.

CUSIP No. 59152010	13D	Page 10 of 16

1.	Name of Reporting Person: Bryan Cressey, individually and as Special Fiduciary under the William J. McGinley Marital Trust No.1 and No.2		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐
N/A

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 880,901

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 880,901

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 880,901 shares of Class B Common Stock(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
☒
Bryan Cressey specifically disclaims beneficial ownership of all shares owned by the other filers of this Schedule other than in their respective capacities as Special Fiduciary and Beneficiary under the William J. McGinley Marital Trust No.1 and No.2 and Co-Trustee and Beneficiary under the Jane R. McGinley Trust dated September 18, 2001.

13.	Percent of Class Represented by Amount in Row (11): 81.0%

14.	Type of Reporting Person (See Instructions): IN

(1)	Includes 880,901 shares held by the William J. McGinley Marital Trust No.1 and No.2.

Item 1:      SECURITY AND ISSUER.

          This Amendment No. 5 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 24, 2002, Amendment No. 1 filed on February 11, 2002, Amendment No. 2 filed on August 22, 2002, Amendment No. 3 filed on December 31, 2002, and Amendment No. 4 filed on February 28, 2003 (together, the “Schedule 13D”), on behalf of James W. McGinley, individually and as Co-Trustee of the William J. McGinley Marital Trust No. 1 and the William J. McGinley Marital Trust No. 2 (the “Marital Trusts”), Robert R. McGinley, Margaret J. McGinley, Richard J. Roberts, Manish C. Shah, Roy M. Van Cleave and Bryan Cressey. This Amendment is being filed to disclose the effects of the resignation of Raymond J. Roberts as Special Fiduciary under the William J. McGinley Marital Trust No. 1 and No. 2 and the appointment of Messrs. Richard J. Roberts, Manish Shah, Roy M. Van Cleave and Bryan Cressey as Special Fiduciaries under the Marital Trusts on the beneficial ownership of the shares of Class B Common Stock, $.50 par value per share, (the “Class B Common Stock”) of Methode Electronics, Inc., a Delaware corporation with principal executive offices at 7401 West Wilson Avenue, Chicago, Illinois 60706 (the “Issuer”). The following amendments and supplements are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2.      IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated in its entirety to read as follows.

(a)     This statement is being filed by James W. McGinley, individually and as Co-Trustee of the Marital Trusts, Robert R. McGinley, Margaret J. McGinley, Richard J. Roberts, Manish C. Shah, Roy M. Van Cleave and Bryan Cressey (the “Reporting Persons” or “Special Fiduciaries”).

(b)-(c) The Marital Trusts were formed in Illinois as testamentary trusts under the William J. McGinley Trust pursuant to the estate plan of William J. McGinley. The address for the Marital Trusts is James W. McGinley, Co-Trustee of the William J. McGinley Marital Trust No. 1 and No. 2, c/o Dennis Wilson, Piper Rudnick, 203 North LaSalle Street, Chicago, Illinois 60601. James W. McGinley is President and Chief Executive Officer of Stratos Lightwave, Inc., a manufacturer of optical subsystems for the fiber optic industry located at 7444 West Wilson Avenue, Chicago, Illinois 60656, as well as serving as a director of the Issuer, and a Special Fiduciary and Co-Trustee under the Marital Trusts and a Co-Trustee under the Jane R. McGinley Trust dated September 18, 2001 (the “Jane R. McGinley Trust”). Robert R. McGinley is President of Image Network, Inc., an entertainment media production company located at 1807 12th Street, Santa Monica, California 90404, as well as serving as a Special Fiduciary and Co-Trustee under the Marital Trusts and a Co-Trustee under the Jane R. McGinley Trust. Margaret J. McGinley is not presently employed other than serving in her capacity as a Special Fiduciary and Co-Trustee under the Marital Trusts and a Co-Trustee under the Jane R. McGinley Trust. Margaret J. McGinley’s address for the purposes hereof is P.O. Box 1248, Anna Maria, Florida 34216. Richard J. Roberts is Vice President of Coilcraft, Inc., a vendor of transformers, inductors and coils located at 1102 Silver Lake Road, Cary, Illinois 60013, as well as serving as a Special Fiduciary under the Marital Trusts. Manish C. Shah is Vice President, Corporate Development, of Stratos Lightwave, Inc. located at 7444 W. Wilson Avenue, Chicago, Illinois 60706, as well as serving as Special Fiduciary under the Marital Trusts. Roy M. Van Cleave is an attorney with offices located at 65 W Jackson Boulevard, Chicago, Illinois 60604, as well as serving as a director of the Issuer and a Special Fiduciary under the Marital Trusts. Bryan Cressey is a principal of Thoma Cressey Equity Partners, located at 233 South Wacker Drive, Suite 9200, Chicago, Illinois 60606.

(d)     During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)     During the last five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it, he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Each of the Reporting Persons is a citizen of the United States of America.

Item 3:      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended to add the following information:

          Richard J. Roberts used personal funds exclusively in purchasing 36,900 shares of Class A Common Stock of the Issuer. Roy Van Cleave used personal funds exclusively in purchasing 5,000 shares of Class A Common Stock of the Issuer. No funds of, or other consideration from, the Marital Trusts were used in connection with the acquisition of such shares.

Item 4:      PURPOSE OF TRANSACTION.

          On August 19, 2002, the Issuer entered into an agreement with the Marital Trusts to make a tender offer to purchase all of the Issuer’s Class B Common Stock owned by the Marital Trusts at a price per share of $20.00 in cash (the “Tender Offer”). By amendment dated December 26, 2002, the Issuer entered into an agreement with the Marital Trusts to amend the agreement to tender for all of the Issuer’s outstanding Class B Common Stock. Pursuant to the amendment, the Issuer agreed to call a special meeting of its Class A Stockholders for the purpose of obtaining approval of the Tender Offer by a majority of the shares of Class A Common Stock present or represented by proxy at the special meeting (excluding shares of Class A Common Stock held by the Marital Trusts and certain McGinley family members). Pursuant to the amendment, the Issuer’s obligation to commence the Tender Offer and the obligation of the Marital Trusts and certain McGinley family members to tender their Class B shares was also subject to, among other things, the approval of the Tender Offer by the Issuer’s Class A stockholders and the receipt of a favorable supplemental private letter ruling from the Internal Revenue Service that the proposed tender offer will not affect the tax consequences relating to the Stratos Lightwave, Inc. spin-off. The shareholders’ meeting was scheduled to be held on July 10, 2003, but before the time of the meeting, the board of directors of the Issuer amended the By-laws of the Issuer to provide authority to the board of directors to adjourn shareholders’ meetings and thereupon the board of directors adjourned the meeting until July 24, 2003.

          The reason for the adjournment of the special shareholders’ meeting was to allow the board of directors of the Issuer to consider a tender offer to purchase all of the outstanding Class B shares commenced on July 8, 2003 by MEI Investment Corp., a wholly owned subsidiary of Dura Automotive Systems, Inc. (collectively, “Dura”), at a price of $23.00 per share, cash to the sellers. The Dura tender offer is conditioned upon, among other things, a tender of at least a majority of the Class

B shares, and Dura being satisfied, in its reasonable discretion, that the associated preferred share purchase rights are inapplicable to Dura as a result of the offer, and Dura being satisfied, in its reasonable discretion, that the restrictions on business combinations with interested stockholders set forth in Section 203 of the General Corporation Law of the State of Delaware are inapplicable to Dura.

          On July 11, 2003, the Issuer approached the Special Fiduciaries to discuss modifications to the Tender Offer that the Issuer believed were warranted in light of the offer by Dura. No agreement respecting modifications was reached. On July 14, 2003, the Marital Trusts exercised their contractual right to terminate the August 19, 2002 Agreement with the Issuer so that the Special Fiduciaries could have the opportunity to consider the tender offer made by Dura while also being engaged in discussions with the Issuer regarding a possible modified transaction. In the event of the consummation of all elements of a transaction with the Issuer, it is contemplated that directors Robert McGinley, James McGinley and Roy Van Cleave, all Special Fiduciaries of the Marital Trusts, would resign from the board of directors. In the event of a closing of the tender offer made by Dura, it is likely that the Class B members of the board of directors of the Issuer would be replaced by representatives of Dura. Either transaction could require a second step merger to convert any remaining Class B shares to cash. Following closing of any sale of all or substantially all of the Class B shares, it is unlikely that the Class B shares would not continue to be registered under Section 12(g) of the Securities Exchange Act of 1934, as amended, or listed on the NASDAQ National Market System.

          Other than as set forth above, none of the Marital Trusts or the Special Fiduciaries currently have plans or proposals pending which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of The Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.      INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

          In the calculations of the percentage beneficial ownership of the Class B Common Stock of the Issuer below, the outstanding Class B Common Stock of the Issuer is based on 1,087,305 shares of Class B Common Stock of the Issuer deemed outstanding as of June 5, 2003, as disclosed in a definitive proxy statement of the Issuer dated June 10, 2003.

          The William J. McGinley Marital Trust No. 1 beneficially owns 87,277 shares of the Class B Common Stock, which represents 8.0% of the Class B Common Stock issued and outstanding, but has no power to vote or to dispose of those shares. The William J. McGinley Marital Trust No. 2 beneficially owns 793,624 shares of the Class B Common Stock, which represents 73.0% of the Class B Common Stock issued and outstanding, but has no power to vote or to dispose of those shares. As Special Fiduciaries of the Marital Trusts, each Special Fiduciary has shared power to vote and to dispose of all of the 880,901 shares of the Class B Common Stock owned in the aggregate by the Marital Trusts.

          James W. McGinley beneficially owns 891,171 shares of Class B Common Stock, which includes 880,901 shares in which he has shared voting and dispositive power as a Special Fiduciary of the Marital Trusts, 10,002 shares in which he has shared voting and dispositive power as a Co-Trustee of the Jane R. McGinley Trust, and 268 shares held by his wife, Valerie A. McGinley, with whom he shares voting and dispositive power. Valerie A. McGinley is not presently employed; her address is c/o James W. McGinley, Stratos Lightwave, Inc., 7444 West Wilson Avenue, Chicago, Illinois 60656. Valerie A. McGinley is a citizen of the United States of America. She is not required to disclose any legal proceedings pursuant to Items 2(d) or 2(e). James W. McGinley beneficially owns 82.0% of the Class B Common Stock.

          Robert R. McGinley beneficially owns 914,211 shares of Class B Common Stock, which includes 880,901 shares in which he has shared voting and dispositive power as a Special Fiduciary of the Marital Trusts, 10,002 shares in which he has shared voting and dispositive power as a Co-Trustee of the Jane R. McGinley Trust, and 23,308 shares in which he holds sole voting and dispositive power. Robert R. McGinley beneficially owns 84.1% of the Class B Common Stock.

          Margaret J. McGinley beneficially owns 908,184 shares of Class B Common Stock, which includes 880,901 shares in which she has shared voting and dispositive power as a Special Fiduciary of the Marital Trusts, 10,002 shares in which she has shared voting and dispositive power as a Co-Trustee of the Jane R. McGinley Trust, and 17,281 shares in which she holds sole voting and dispositive power. Margaret J. McGinley beneficially owns 83.5% of the Class B Common Stock.

          Richard J. Roberts beneficially owns 880,901 shares of Class B Common Stock, in which he has shared voting and dispositive power as a Special Fiduciary of the Marital Trusts. Richard J. Roberts beneficially owns 81.0% of the Class B Common Stock. In addition, Richard J. Roberts beneficially owns 39,750 shares of Class A Common Stock.

          Manish C. Shah beneficially owns 880,901 shares of Class B Common Stock, in which he has shared voting and dispositive power as a Special Fiduciary of the Marital Trusts. Manish C. Shah beneficially owns 81.0% of the Class B Common Stock.

          Roy M. Van Cleave beneficially owns 38,400 shares of Class A Common Stock and 880,901 shares of Class B Common Stock, in which he has shared voting and dispositive power as a Special Fiduciary of the Marital Trusts. Roy M. Van Cleave beneficially owns 81.0% of the Class B Common Stock. In addition, Roy M. Van Cleave beneficially owns 5,000 shares of Class A Common Stock.

          Bryan Cressey beneficially owns 880,901 shares of Class B Common Stock, in which he has shared voting and dispositive power as a Special Fiduciary of the Marital Trusts. Manish C. Shah beneficially owns 81.0% of the Class B Common Stock.

Item 6:      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
TO SECURITIES OF THE ISSUER.

Manish C. Shah is party to an advisory agreement with the Marital Trusts pursuant to which Mr. Shah serves as a consultant concerning potential sales by the Marital Trusts of Class B Common Stock. Mr. Shah receives (i) an hourly fee, (ii) reimbursed expenses and (iii) an incentive bonus if the shares of Class B Common Stock are sold above the Class A Common Stock share price.

Item 7.      MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1. Power of Attorney dated January 18, 2002 by Jane R. McGinley, Raymond J. Roberts, Robert J. McGinley and Margaret J. McGinley authorizing James McGinley to execute certain documents on their behalf (incorporated by reference to the Schedule 13D filed with the Commission on January 24, 2002).

          Exhibit 2. Power of Attorney dated as of July 15, 2003 by Robert R. McGinley, Margaret J. McGinley, Richard J. Roberts, Manish C. Shah, Roy M. Van Cleave and Bryan Cressey authorizing James McGinley to execute certain documents on their behalf

SIGNATURE. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATE: July 15, 2003	/S/ JAMES W. MCGINLEY
James W. McGinley, on behalf of himself, individually and as Co-Trustee of the William J. McGinley Marital Trust No. 1 and the William J. McGinley Marital Trust No. 2, and as attorney-in-fact for Robert R. McGinley, Margaret J. McGinley, Richard J. Roberts, Manish C. Shah, Roy M. Van Cleave and Bryan Cressey